Klondex Mines Ltd.

Condensed Consolidated Interim Financial Statements

(Unaudited and expressed in Canadian dollars)

For the three months ended March 31, 2014 and 2013

Klondex Mines Ltd.
Condensed Consolidated Interim Financial Statements

(Unaudited and expressed in Canadian dollars)

March 31, 2014 and 2013

Condensed Consolidated Interim Statements of Financial Position	3

Condensed Consolidated Interim Statements of Loss	4

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income	5

Condensed Consolidated Interim Statements of Cash Flows	6

Condensed Consolidated Interim Statements of Changes in Equity	7

Notes to the Condensed Consolidated Interim Financial Statements	8

2

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Financial Position

(Unaudited and expressed in Canadian dollars)

	March 31,	December 31,
	2014	2013
Assets
Current assets
Cash	$7,638,711	$13,509,155
Receivables	3,199,294	49,260
Inventories (note 5)	13,058,812	-
Prepaid expenses and other	741,196	273,088
	24,638,013	13,831,503
Mineral properties, plant and equipment (note 6)	179,605,207	2,153,523
Evaluation and exploration assets (note 6)	-	93,420,809
Reclamation bonds (note 7)	31,559,555	445,809
Deferred tax asset	1,536,204	-
Total assets	$237,338,979	$109,851,644
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 8)	$11,369,889	$5,795,512
Due to related parties (note 9)	200,501	662,426
Obligations under gold purchase agreement, current (note 10)	10,013,363	-
Loans payable, current (note 11)	1,000,000	7,000,000
	22,583,753	13,457,938
Obligations under gold purchase agreement (note 10)	26,874,310	-
Loans payable (note 11)	20,486,056	-
Derivative liability related to gold supply agreement (note 12)	8,548,390	8,763,304
Decommissioning provision (note 13)	18,653,326	1,193,628
Deferred tax liability	886,551	-
Total liabilities	98,032,386	23,414,870
Shareholders' Equity
Share capital (note 14)	154,444,807	111,596,460
Warrants (note 14)	992,693	992,693
Share-based payment reserve (note 14)	22,472,645	13,552,559
Deficit	(46,362,306)	(43,950,683)
Accumulated other comprehensive income	7,758,754	4,245,745
Total shareholders' equity	139,306,593	86,436,774
Total liabilities and shareholders' equity	$237,338,979	$109,851,644

Contingencies (note 18)

Approved on behalf of the Board of Directors:

Paul Huet (sgd.), Director	James Haggarty (sgd.), Director

The accompanying notes are an integral part of the consolidated financial statements
3

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Loss

(Unaudited and expressed in Canadian dollars)

For the three months ended March 31,	2014	2013

Revenue	$2,626,573	$-

Cost of sales
Production costs	1,675,071	-
Depreciation and depletion	276,914	-

Gross profit	674,588	-

General and administrative expenses	2,228,957	984,462

Loss from operations	(1,554,369)	(984,462)

Business acquisition costs	(1,873,651)	-
Gain on change in fair value of derivative	558,493	-
Finance charges	(1,510,096)	-

Income before tax	(4,379,623)	(984,462)

Income tax benefit	1,968,000	-

Net loss for the period	$(2,411,623)	$(984,462)

Loss per share (basic and diluted)	$(0.02)	$(0.02)

Weighted average number of shares outstanding	107,262,995	64,410,259

The accompanying notes are an integral part of the consolidated financial statements
4

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

(Unaudited and expressed in Canadian dollars)

For the three months ended March 31,	2014	2013

Net income (loss) for the period	$(2,411,623)	$(984,462)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation difference	3,513,009	1,528,587
Unrealized loss on marketable securities	-	(5,417)
Impairment of marketable securities	-	19,631
	3,513,009	1,542,801
Comprehensive (loss) income for the period	$(1,101,386)	$558,339

The accompanying notes are an integral part of the consolidated financial statements
5

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Cash Flows

(Unaudited and expressed in Canadian dollars)

For the three months ended March 31,	2014	2013

Cash provided by (used in)

Operating activities
Net loss for the period	$(2,411,623)	$(984,462)
Items not involving cash
Depreciation, depletion and amortization	293,245	14,287
Unrealized foreign exchange losses (gains)	-	(25,006)
Bonus shares for executive compensation	-	53,240
Write-off of marketable securities	-	19,631
Share-based payment	403,890	288,715
Finance costs	1,247,230
Change in fair value of derivative	(558,493)	-
Income tax benefit	(1,968,000)

	(2,993,751)	(633,595)
Change in non-cash working capital
Receivables	121,790	(17,983)
Inventories	(7,485,673)	-
Prepaid expenses	(468,108)	42,201
Accounts payable and accrued liabilities	4,973,943	(305,650)
Due to (from) related parties	(461,925)	33,489
Net cash used in operating activities	(6,313,724)	(881,538)

Cash flows from investing activities
Cash paid for acquisition of Midas	(60,641,814)	-
Expenditures on mineral properties, plant and equipment	(4,248,157)	(3,975,865)
Cash payments for reclamation bonds	(30,989,893)	-
Net cash used in investing activities	(95,879,864)	(3,975,865)

Cash flows from financing activities
Issuance of share capital, net	42,603,736	15,724
Proceeds under gold purchase agreement, net	35,981,635	-
Proceeds from grant of NSR royalty	1,366,549	-
Proceeds from debt	23,109,197	6,808,125
Repayment of debt	(7,000,000)	(10,780,000)
Net cash provided by (used in) financing activities	96,061,117	(3,956,151)

Effect of foreign exchange on cash balances	262,027	60,858

Net decrease in cash	(5,870,444)	(8,752,696)

Cash, beginning of period	13,509,155	10,049,195

Cash, end of period	$7,638,711	$9,296,499

Supplemental Cash Flow Information (note 14)

Interest paid	$614,160	$56,180

Income taxes paid	$-	$-

The accompanying notes are an integral part of the consolidated financial statements
6

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and expressed in Canadian dollars)

						Accumulated
				Share-based		Other
		Issued		Payment		Comprehensive
	Shares	Share Capital	Warrants	Reserve	Deficit	Income (Loss)	Total
Balance, December 31, 2012	64,361,461	$92,085,867	$992,693	$12,263,951	$(29,829,892)	$(1,242,059)	$74,270,560
Issued for cash
Short-term Prospectus	14,200,000	19,454,000	-	-	-	-	19,454,000
Exercise of options	120,000	106,000	-	-	-	-	106,000
Exercise of warrants	1,000,000	1,205,750	-	-	-	-	1,205,750
Share issue costs	-	(1,481,766)	-	-	-	-	(1,481,766)
Fair value of warrants – Loans	-	-	-	340,972	-	-	340,972
Fair value of warrants – Short-Form Prospectus	-	(159,111)	-	159,111	-	-	-
Fair value of options exercised	-	61,400	-	(61,400)	-	-	-
Fair value of warrants exercised		246,080		(246,080)	-	-	-
Shares issued for executive compensation	64,830	78,240	-	-	-	-	78,240
Share-based payment	-	-	-	1,096,005	-	-	1,096,005
Loss for the year	-	-	-	-	(14,120,791)	-	(14,120,791
Reallocation of ACOI on marketable securities	-	-	-	-	-	19,631	19,631
Unrealized loss on marketable securities	-	-	-	-	-	(5,213)	(5,213)
Exchange differences on translation from functional to presentation currency	-	-	-	-	-	5,473,386	5,473,386
Balance, December 31, 2013	79,746,291	$111,596,460	$992,693	$13,552,559	$(43,950,683)	$4,245,745	$86,436,774
Issued for cash
Common shares issued	29,400,000	42,630,000	-	-	-	-	42,630,000
Exercise of options	105,000	115,500	-	-	-	-	115,500
Exercise of compensation options	644,724	871,479	-	-	-	-	871,479
Exercise of warrants	932,143	1,631,250	-	-	-	-	1,631,250
Share issue costs	-	(2,137,279)	-	-	-	-	(2,137,279)
Fair value of warrants – Subscription receipts	-	(507,214)	-	507,214	-	-	-
Fair value of warrants – Senior secured debt	-	-	-	1,753,591	-	-	1,753,591
Fair value of warrants – Midas acquisition	-	-	-	6,500,000	-	-	6,500,000
Fair value of options exercised	-	38,850	-	(38,850)	-	-	-
Fair value of compensation options exercised	-	205,761		(205,761)	-	-	-
Share-based payment	-	-	-	403,892	-	-	403,892
Net loss for the period	-	-	-	-	(2,411,623)	-	(4,379,623)
Exchange differences on translation from functional to presentation currency	-	-	-	-	-	3,513,009	3,513,009
Balance, March 31, 2014	110,828,158	$154,444,807	$992,693	$22,472,645	$(46,362,306)	$7,758,754	$139,306,593

The accompanying notes are an integral part of the consolidated financial statements
7

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

1.	Nature of Operations

Klondex Mines Ltd. (the “Company“) is in the business of acquiring, owning, exploiting, developing and evaluating mineral properties, and developing these properties further or disposing of them when the evaluation is completed. The Company has interests in the Fire Creek project and the Midas mine and ore milling facility, both of which are producing mines, as well as other properties located in the State of Nevada, USA.

The Company was incorporated on August 25, 1971 under the laws at British Columbia, Canada and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “KDX”. The Company’s registered office is located at Suite 304, 595 Howe St, Vancouver, BC V6C 2T5.

2.	Significant Accounting Policies

Basis of presentation

The Company’s condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as applicable to interim financial reports including IAS 34 ‘Interim Financial Reporting’, and therefore do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2013, which were prepared in accordance with IFRS.

The consolidated financial statements are expressed in Canadian dollars and include the accounts of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company’s subsidiaries, which are wholly owned, are 0985472 B.C. Ltd, Klondex Holdings (USA) Inc., Klondex Gold and Silver Mining Company, Klondex Midas Holding Limited and Klondex Midas Operations Inc. All intercompany transactions, balances, revenues and expenses are eliminated on consolidation.

The Company has determined that the functional currency of Klondex Midas Holding Limited and Klondex Holdings (USA) Inc., is the US dollar.

The Board of Directors approved these condensed consolidated interim financial statements on May 12, 2014.

New Accounting Policies

The Company adopted new accounting policies as described below because of the reclassification on the Fire Creek project to the production stage from evaluation and exploration and the acquisition of the producing Midas mine and mill.

Business combinations: The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

8

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

Where the initial accounting for the business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the fair value of assets acquired and liabilities assumed. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized at that date. The measurement period will not exceed one year from the acquisition date.

Revenue recognition: Revenue related to sales of gold and silver is recognized when the significant risks and rewards of ownership have been transferred. This is considered to have occurred when title passes to the buyer pursuant to the related purchase agreement. Revenue is recognized to the extent that it is probable that the Company will receive economic benefits and is measured at the fair value of the consideration received or receivable less any applicable discounts.

Mining taxes and royalties: Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions).

Inventories: Inventories, which include supplies, in-process and finished goods are valued at the lower of average cost or net realizable value.

•	Supplies inventory: Supplies inventory consists of supplies used in mining and milling operations and spare parts. Costs include acquisition, freight and tax.

•

In-process inventory: In-process inventory consists of ore in stockpiles and ore in circuit in the mill. Costs include all direct costs incurred in production and milling including labor, materials, overhead, depreciation and depletion.

•

Finished goods inventory: Finished goods inventory consists of doré gold or silver bars at the mill or at the third-party refiner and refined metal but still under ownership of the Company. Costs include all costs of in-process inventory plus any additional refining costs incurred.

Significant estimates and judgements

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates.

Significant areas where judgement is applied apart from those involving estimates are:

Acquisition accounting: The acquisition of a company or asset may result in the reporting of a business combination or asset acquisition as defined under IFRS. Judgement is required to determine the appropriate accounting treatment for acquisition by the Company.

Reclassification of evaluation and exploration assets: The Company reclassifies assets from exploration and evaluation to production assets once recovery of the resource is deemed economically viable and technically feasible. At this point, the asset is tested for impairment then reclassified to mineral properties, plant and equipment.

9

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

Obligations under gold purchase agreement: Management determined the obligation to deliver gold within the gold purchase agreement is subject to the ‘own use’ scope exception under IAS 39. The Company has the ability, and management has the intention, to deliver gold to meet this requirement.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Fair value of assets and liabilities acquired in an acquisition: In the determination of the fair value of assets and liabilities acquired through an acquisition accounted for as a business combination, management makes certain judgements and estimates regarding mineral reserves or resources, commodity prices, economic lives, reclamation costs and discount rates, among others. Due to the complex nature of the valuation process, information may become available following the initial determinations that could change the provisional measurement of assets and liabilities acquired.

Depletion: The Company uses estimated recoverable resources as the basis for determining the amortization of certain mineral property, plant and equipment as proven and probable reserves are not available. This results in an amortization charge in the respective period proportionate to the depletion of the related resource. Determining the basis requires the use of estimates and assumptions, including the amount of measured, indicated and inferred resources.

3.	Recent Accounting Pronouncements

The following standards are effective for annual periods beginning January 1, 2014 and have been adopted by the Company. The adoption of these standards did not have a material impact on these condensed consolidated interim financial statements.

Amendment to IAS 32, ‘Financial instruments: Presentation’: This amendment updates the application guidance in IAS 32, ‘Financial instruments: Presentation’, to clarify certain requirements for offsetting financial assets and financial liabilities on the balance sheet.

Amendments to IAS 36, ‘Impairment of assets’: These amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

IFRIC 21, ‘Levies’: This interpretation is on IAS 37 which sets out a criteria for recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event.

4.	Acquisition of Midas

On February 11, 2014, the Company acquired all of the outstanding shares of Newmont Midas Holdings Limited, which indirectly owns the Midas mine and ore milling facility located in Nevada (collectively “Midas”), from Newmont USA Limited, a subsidiary of Newmont Mining Corporation (“Newmont”) (the “Acquisition”). The aggregate purchase price totaled approximately $71.4 million, including 5 million common share purchase warrants issued to Newmont with a 15-year term, subject to acceleration in certain circumstances, and an exercise price of $2.15. In addition, the Company was required to deposit $31.6 million (US$28.6 million) in reclamation bonds to replace Newmont’s surety arrangements with Nevada and federal regulatory authorities.

10

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

The Acquisition was financed through the net proceeds of the following:

Equity: The Company completed a private placement on January 9, 2014 of 29.4 million subscription receipts at an issue price of $1.45 per subscription receipt for total gross proceeds of approximately $42.6 million. The subscription receipts automatically converted into common shares on a one-for-one basis in accordance with their terms upon closing of the Acquisition.

Gold Purchase Agreement: The Company entered into a Gold Purchase Agreement with a subsidiary of Franco-Nevada pursuant to which Klondex agreed to sell an aggregate of 38,250 ounces of gold to Franco-Nevada by December 31, 2018 at a pre-paid purchase price of US$33,763,640 in cash.

Royalty Agreement: The Company granted to a subsidiary of Franco-Nevada a 2.5% NSR royalty on the Fire Creek and Midas properties in consideration for the payment of an aggregate of US$1,236,360 in cash. Monthly royalty payments will commence in 2019, after the scheduled gold deliveries under the gold purchase agreement are completed. The receipt of the proceeds of the NSR was accounted for as a reduction to mineral properties during the period ended March 31, 2014.

Debt: The Company completed a private placement of units consisting of $25 million aggregate principal amount of 11.00% senior secured notes due August 11, 2017 and 3,100,000 common share purchase warrants with a three-year term and an exercise price of $1.95 to a syndicate of lenders.

The Company accounted for the acquisition as a business acquisition with the purchase price preliminarily allocated to the identifiable assets and liabilities acquired as presented below.

Purchase price
Cash	$63,670,033
Warrants	6,500,000
$70,170,033

The cash consisted of the $60.7 million (US$55.0 million) purchase price and a $3.0 million (US$2.7 million) adjustment for mining tax receivable.

Net assets acquired
Inventory	$2,043,837
Mining tax receivable	3,028,244
Mineral properties	22,344,574
Plant and equipment	61,319,126
Reclamation liability	(17,248,956)
Deferred tax liability	(1,316,792)
$70,170,033

This allocation is preliminary as the Company has not completed the valuation process. The allocation may be adjusted in future periods as additional information becomes available. In connection with the acquisition the Company may have acquired certain deferred tax assets and or liabilities which will be determined based on the final valuation. The Company recognized expenses of $1,873,651 related to the acquisition.

11

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

5.	Inventories

	March 31,	December 31,
	2014	2013
Supplies	$2,046,275	$-
In-process	3,234,563	-
Finished goods	7,777,974	-
	$13,058,812	$-

Included within the total amount of finished goods inventory was 6,620 ounces held and made available to Waterton under the gold supply agreement (note 12). These ounces were subsequently sold under the terms of the agreement during the first week of the second quarter of 2014.

6.	Mineral Properties, Plant and Equipment

			Exploration
			and
	Mineral	Plant and	evaluation
	properties	equipment	assets	Total
Cost
Balance at January 1, 2014	$-	$3,765,811	$93,420,809	$97,186,620
Acquisition of Midas	22,344,574	61,319,126	-	83,663,700
Additions	2,296,266	431,824	919,400	3,647,490
Recoveries	(1,366,549)	-	-	(1,366,549)
Reclassifications	94,340,209	-	(94,340,209)	-
Foreign exchange	1,164,691	219,026	-	1,383,717

Balance at March 31, 2014	118,779,191	65,735,787	-	184,514,978

Accumulated depreciation and depletion
Balance at January 1, 2014	-	1,612,288	-	1,612,288
Additions	2,362,198	935,285	-	3,181,104
Disposals	-	-	-	-
Foreign exchange	-	-	-	-
Balance at March 31, 2014	2,362,198	2,547,573	-	4,909,771
Net book value at March 31, 2014	$116,416,993	$63,188,214	-	$179,605,207

7.	Reclamation Bonds

	March 31,	December 31,
	2014	2013
Midas	$31,096,267	$-
Fire Creek	463,288	445,809
	$31,559,555	$445,809

12

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

8.	Accounts Payable and Accrued Liabilities

	March 31,	December 31,
	2014	2012

Trade accounts payable	$8,391,022	$4,189,643
Accrued liabilities	2,971,228	981,047
Interest payable	7,639	624,822
	$11,369,889	$5,795,512

9.	Related Party Transactions

Amounts owing to directors and officers of $200,501 (December 31, 2013 - $662,426) are non- interest bearing, unsecured, and payable upon demand.

The Company’s directors and officers are considered key management personnel and their compensation comprises the following:

For the three months ended March 31,	2014	2013

Salaries, bonuses and fees paid to directors and officers	$391,590	$303,208
Share-based payments incurred with directors and officers	133,634	188,329
Consulting fees paid to a former officer	-	33,393
	$525,224	$524,930

10.	Obligations Under Gold Purchase Agreement

On February 11, 2014, the Company entered into a gold purchase agreement with Franco-Nevada Corporation for US$33.8 million. Pursuant to the terms, gold deliveries would be made at the end of each month with the first delivery date on June 30, 2014. Gold deliveries would cease when the delivery of 38,250 ounces is completed on December 31, 2018. Minimum scheduled deliveries of gold consisting of equal monthly installments by year per the agreement are as follows:

Year	Ounces
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Company has accounted for the agreement as a loan with an embedded derivative that meets the “own use” exception and is therefore not marked to market. The loan is recorded at amortized cost using the effective interest method.

13

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

11.	Loans Payable

		March 31,	December
		2014	31, 2013
Senior unsecured loan	(a)	$-	$7,000,000
Senior secured facility	(b)	21,486,056	-
		$21,486,056	$7,000,000

(a)	Senior unsecured loan

On January 4, 2013, the Company completed a $7,000,000 placement of 9% Senior Unsecured Notes (“Notes”) due January 5, 2015, which were issued to investors at 98% of the principal amount. Investors in the Notes offering received a total of 525,000 warrants, each entitling the purchase of one common share at a price of $1.55 for a period of 18 months following their date of issue. The warrants are callable by the Company if the common shares close above $2.79 for 20 consecutive days.

The Company had the option to repay the loan early at an amount of 102.5% plus any unpaid accrued interest.

At December 31, 2013, the Company accelerated the accretion of all warrants and borrowing costs and reclassified the full face value of the Notes ($7,000,000) as a current liability.

On February 11, 2014, the Company paid the loan in full, including the 2.5% penalty for early repayment.

(b)	Senior secured facility

On February 11, 2014 the Company completed a private placement of units consisting of $25 million aggregate principal amount of 11.00% senior secured notes due August 11, 2017 and 3,100,000 common share purchase warrants with a three-year term and an exercise price of $1.95 to a syndicate of lenders. The Company is required to make principal payments of $4 million per year payable in monthly equal monthly installments beginning in January 2015. Interest is payable monthly throughout the life of the debt.

The Company has the option to repay the loan at any time on or after February 11, 2015 subject to repayment penalties as listed below:

Date	Redemption penalty
February 11, 2015 to February 10, 2016	4%
February 11, 2016 to February 10, 2017	2%
February 11, 2017 to August 11, 2017	No penalty

14

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

12.	Derivative Liability Related to Gold Supply Agreement

On March 31, 2011 the Company entered into a gold supply agreement. Pursuant to this agreement the Company grants the buyer the right to purchase refined gold bullion during the term of the agreement subject to the terms and conditions of the agreement from the Fire Creek project for the five year period starting from the last day of February 2013. If the Company has not produced an aggregate of 150,000 ounces by February 28, 2018 the term will be extended until an aggregate of 185,000 ounces have been produced. The purchase price is the average settlement price of gold on the LBMA, PM Fix for the 30 trading days immediately preceding the relevant pricing date. A 1% discount is applicable through February 29, 2016. If the price per ounce is less than US$900 at any time the discount will be nil.

During the three months ended March 31, 2014, the Company received US$3,024,914 for 2,439 ounces of gold sold under the above agreement.

The Company has classified this agreement as a derivative instrument measured at fair value in U. S. dollars. As of March 31, 2014 the derivative value was $8,548,390. During the three months ended March 31, 2014, the Company recorded a gain on the change in fair value of the derivative of $558,493.

13.	Decommissioning Provision

The Company’s decommissioning provision is the result of drilling activities, underground tunneling, and other mine development activities at the Fire Creek and Midas properties. The Company estimated its decommissioning provision at March 31, 2014 based on a risk-free discount rate of 3.10% (2013 – 2.50%) and an inflation rate of 1.46% (2013 – 2.07%). Decommissioning is expected to occur in 2019 for Fire Creek and 2023 for Midas.

	March 31,	December 31,
	2013	2013
Balance at beginning of period	$1,193,628	$593,541
Acquisition of Midas	17,248,956	-
Change in provision	-	584,223
Accretion	210,742	15,864
Balance at end of period	$18,653,326	$1,193,628

15

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

14.	Share Capital

	a)	Common shares: unlimited common shares with no par value

	b)	Warrants outstanding

A summary of the Company’s outstanding share purchase warrants at March 31, 2014 and the changes during the period then ended is presented below:

		Weighted
		average
	Number of	exercise
	warrants	price
Outstanding and exercisable at December 31, 2012	17,105,849	2.3900
Financing
Warrants issued for Jones Gable bridge loan agreement	500,000	1.2215
Warrants issued for K2 bridge loan agreement	500,000	1.1900
Warrants issued for Senior Unsecured Debt	525,000	1.5500
Brokers’ warrants for Short-form Prospectus	568,000	1.4300
Warrants exercised	(1,000,000)	1.2050
Warrants expired	(5,330,700)	3.5000
Brokers’ warrants expired	(564,084)	2.5000
Outstanding and exercisable at December 31, 2013	12,304,065	$1.8000
Financing
Warrants issued with private placement offering	1,176,000	1.5500
Warrants issued for Senior Secured Debt	3,100,000	1.9500
Warrants issued for Acquisition of Midas	5,000,000	2.1500
Warrants exercised	(932,143)	1.7500
Compensation warrants exercised	(630,950)	1.3500
Compensation warrants exercised	(13,774)	1.4300
Outstanding and exercisable at March 31, 2014	20,003,198	$1.9600

A summary of the Company’s outstanding warrants as of March 31, 2014 is presented below:

		Weighted
		average	Weighted
Exercise	Number of	remaining	average	Number of
price per	warrants	contractual	exercise	warrants	Weighted
share	outstanding	life	price	exercisable	average life
$1.00 - $1.49	942,318	0.98	$1.40	942,318	0.98
$1.50 - $1.99	12,360,880	2.55	$4.13	12,360,880	3.06
$2.00 - $2.49	5,300,000	14.32	2.17	5,300,000	14.32
$2.50 - $3.00	1,400,000	1.03	$2.76	1,400,000	1.03
$1.00 - $3.00	20,003,198	5.80	$3.39	20,003,198	5.80

16

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

The average fair value of each warrant issued is estimated on the issue date using the Black-Scholes option-pricing model with the following weighted average assumptions:

March 31,	2014	2013
	Total or Average	Total or Average
Estimated life	9.34 years	1.5 years
Risk free interest rate	1.78%	1.14%
Volatility	49.15%	44.65%
Forfeiture rate	-	-

The estimated volatility was determined based on the historical share price volatility over the average life of the warrants.

c)	Options outstanding

The Company has adopted an incentive stock option plan (the “Plan”). The essential elements of the Plan provide that the aggregate number of common shares of the Company’s capital stock issuable pursuant to options granted under the Plan may not exceed 15% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the Plan will have a maximum term of ten years. The exercise price of options granted under the Plan will not be less than the 5 day Volume Weighted Average Price (VWAP) of the common shares at the date of grant. The vesting periods of options granted under the plan may vary at the discretion of the Plan Administrator.

A summary of the Company’s outstanding stock options as of March 31, 2014 and 2013 and the changes during the periods then ended is presented below:

		Weighted
	Number of	average
	options	exercise price

Outstanding at December 31, 2012	4,694,896	1.34
Options granted	3,174,708	1.42
Options exercised	(120,000)	0.88
Options expired	(418,000)	1.41
Options cancelled	(1,850,846)	1.28
Outstanding at December 31, 2013	5,480,758	1.41
Options granted	905,000	1.73
Options exercised	(105,000)	1.10
Options cancelled	(50,001)	1.34

Outstanding at March 31, 2014	6,230,757	$1.46

17

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

A summary of the Company’s outstanding stock options as of March 31, 2014 is presented below:

		Weighted
		average	Weighted
Exercise	Number of	remaining	average	Number of
price per	options	contractual	exercise	options	Weighted
share	outstanding	life	price	exercisable	average life
$1.00 - $1.49	3,278,257	2.27	$1.29	2,648,452	2.50
$1.50 - $1.99	2,827,500	2.55	$1.55	760,834	2.37
$2.50 - $3.00	125,000	1.79	$2.53	125,000	1.79

The average fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

March 31,	2014	2013

Estimated life	2.8 years	3 years
Risk free interest rate	1.21%	1.21%
Volatility	47.15%	49.24%
Forfeiture rate	-	-

The estimated volatility was determined based on the historical share price volatility over the past 3 years.

15.	Supplemental Cash Flow Information

The following significant non-cash transactions were recorded:

For the three months ended March 31,	2014	2013

Investing activities
Accounts payable related to mineral properties and plant and equipment	$1,387,929	$1,044,270
Financing activities
Warrants issued in connection with acquisition	9,529,080	-

18

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

16.	Segment Information

Following the acquisition of the Midas mine and the advancement of the Fire Creek project into operations under the bulk sample permit, the Company’s operations are now organized into three segments that are regularly reported to the Company’s chief operating decision-maker (CODM). The Company identified reportable segments as any operating unit that has total revenue, earnings, losses, or assets that exceed 10% of the total consolidated revenue, earnings, losses, or assets. The table below summarizes the information that is regularly reported to the Company’s CODM by reportable segment:

			Corporate
	Fire Creek	Midas	and other	Total
Three months ended March 31, 2014
Revenue	$-	$2,626,573	$-	$2,626,573
Production costs	-	1,675,071	-	1,675,071
Depreciation and depletion	-	276,914	-	276,914
Gross profit	-	674,588	-	674,588

General and admin expenses	-	-	2,228,957	2,228,957

Earnings (loss) from operations	-	659,568	(2,228,957)	(1,554,369)

Capital expenditures	2,650,505	1,631,605	37,873	4,319,983
Total assets as at March 31, 2014	103,824,577	127,009,689	6,504,713	237,338,979

Three months ended March 31, 2013
Revenue	-	-	-	-
Production costs	-	-	-	-
Depreciation and depletion	-	-	-	-
Gross profit	-	-	-	-

General and admin expenses	(289,742)		(694,720)	(984,462)

Loss from operations	(289,742)	-	(694,720)	(984,462)

Capital expenditures	6,526,196	-	-	6,526,196

Total assets as at Dec 31, 2013	$97,098,232	$-	$12,753,412	$109,851,644

19

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

17.	Financial Instruments

	a)	Credit risk

Credit risk arises from the non-performance by counter parties of contractual financial obligations. The Company maintains its cash with major banks and financial institutions. The Company manages credit risk for trade receivables through credit monitoring processes and by trading with highly rated parties for the sale of metal. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

	b)	Interest rate risk

As at March 31, 2014, the Company was not subject to or exposed to any material interest rate risk. See note 9 for interest rates on loans outstanding.

	c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they fall due. The Company manages this risk through management of its capital structure. Based on management’s and the Board of Director’s review of ongoing operations, the Company may revise the timing of capital expenditures, issue equity and/or pursue other loan facilities.

The Company’s current assets exceed current liabilities by approximately $2.1 million at March 31, 2014. The Company enters into contractual obligations in the normal course of business operations. Management believes the Company’s requirements for capital expenditures, working capital and ongoing commitments can be financed from existing cash, by acquiring new project loans or equity and any gold sales from the bulk sampling program.

	d)	Fair value hierarchy

Financial instruments recorded at fair value on the Consolidated Statements of Financial Position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

		i.	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
		ii.	Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
		iii.	Level 3 – Input for assets and liabilities that are not based on observable market data.

As at March 31, 2014, the Company had a derivative instrument classified as a liability in the consolidated statements of financial position of $8,548,390. The derivative falls within level 2 of the fair value hierarchy. See note 12 for additional information regarding the valuation techniques and inputs used in determining the fair value of the derivative.

Financial instruments that are not measured at fair value on the statement of financial position are cash, receivables, reclamation bonds, accounts payable, due to related parties and loans payable. The fair value of these financial instruments approximates their carrying value due to their short term nature.

20

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

18.	Contingencies

During the year ended December 31, 2012, two directors of the Company resigned and the controller/secretary of the US subsidiary was terminated for cause. Subsequent to the directors’ resignations, the Company determined that each individual breached certain duties and would be terminated for cause retroactive to June 27, 2012. Accordingly, certain termination benefits of US$903,000, which may have been payable under the employment contracts, have not been recorded in the accounts as at March 31, 2014.

One of the former directors filed claims against the Company for unpaid expense reimbursement and to reinstate his stock options. The former controller/secretary filed a claim against the Company for unpaid termination benefits. The Company is challenging these claims, and has asserted counterclaims against the former controller/secretary. The outcome of the claims cannot be determined at this time.

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